

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2012

Via E-mail
Adrian D. Murphy
Chief Financial Officer
Dynacast International LLC
Dynacast Finance Inc.
14045 Ballantyne Corporate Place, Suite 300
Charlotte, North Carolina 28277

> **Re:** **Dynacast International LLC**
> **Dynacast Finance Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 8, 2012**
> **File No. 333-179497**

Dear Mr. Murphy:

We have reviewed your registration statement and response letter dated June 8, 2012 and have the following comments.

Unaudited Pro Forma Condensed Financial Information, page 54

Unaudited Pro Forma Condensed Statement of Operations for the Three Months Ended March 31, 2012, page 55

1. It appears to us that the gross margin in the historical consolidated successor column should read $27.0 million. Please revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Critical Accounting Policies, page 82

Intangible Assets, page 83

2. We note your response to comment two in our letter dated May 24, 2012. It appears to us that the additional disclosures you have provided may imply that your impairment analyses are the same for intangible assets subject to amortization and indefinite-lived intangible assets. Please clarify or revise your disclosures as appropriate.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-40
Revenue Recognition, page F-43

3. We note your response to comment four in our letter dated May 24, 2012. Please revise your footnote to further clarify your revenue recognition policy by including the additional disclosures you provided in your critical accounting policy for revenue recognition on page 84 for new tools and separately priced and not separately priced replacement tools.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Elizabeth G. Wren, Esq.